UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response...	12.00



ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65864 68462

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 13 2012
DIVISION OF TRADING & MARKETS

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 AND ENDING 12/31/11
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bendigo Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11 E. 44th Street, 16th Floor, Suite 1602
(No. and Street)

New York	New York	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christopher Reyes 916-660-6682
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WeiserMazars LLP
(Name – *if individual, state last, first, middle name*)

135 West 50th Street	New York	NY	10020-1299
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountants
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I Christopher Reyes, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bendigo Securities LLC, as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

CFO

Title



Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Bendigo Securities, LLC
(A Wholly-Owned Subsidiary of Bendigo Partners, LLC)
(A Development Stage Company)
Statement of Financial Condition
December 31, 2011

Assets		
Cash	$	193,203
Other assets		862
Total assets	**$**	**194,065**
Liabilities and Member's Equity		
Liabilities		
Accrued expenses and other liabilities	$	15,159
Due to Bendigo Partners, LLC		11,197
Total liabilities		26,356
Member's equity, including deficit accumulated during the development stage of $258,589		167,709
Total liabilities and member's equity	**$**	**194,065**

The accompanying notes are an integral part of this financial statement.

1. Organization and Nature of Business

Bendigo Securities, LLC (a Wholly-Owned Subsidiary of Bendigo Partners, LLC) (a development stage company) (the "Company") is a registered broker-dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934. The Company became a member of the Financial Industry Regulatory Authority ("FINRA"), on August 2, 2011.

The Company was organized on October 21, 2009 under the laws of the State of Delaware.

The Company has been in the development stage since its formation. The Company plans to engage in merger and acquisition transactions.

As a limited liability company, the member's liability is limited to amounts reflected in his respective account.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

As a limited liability company, the Company is not liable for federal or state income taxes. The member is responsible to report separately its distributive share of Company income or loss to tax authorities. The Company is, however, subject to the New York City unincorporated business tax.

The Company has adopted the authoritative guidance issued, as it pertains to accounting for uncertainty in income taxes. This standard prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken by the Company. As of December 31, 2011, the Company determined that it had no uncertain tax positions which affected its financial position and its results of operations or its cash flows, and will continue to evaluate for uncertain tax positions in the future. The Company is subject to examination by federal, state or local taxing authorities for years ending December 31, 2009, and thereafter.

Working Capital Contributions

The member intends to continue to provide working capital to meet operational and regulatory requirements.

3. Related Party

Through an agreement with Bendigo Partners, LLC, the Company is allocated certain operating expenses including executive officer support, rent, telecommunication and other general services to be allocated in accordance with the agreement. For the year ended December 31, 2011, the Company was charged approximately $10,800 for these expenses. At December 31, 2011, the balance due to the related party was approximately $11,197.

4. Net Capital Requirements

The Company is subject to the uniform net capital requirements of Rule 15c3-1 of the Securities and Exchange Commission, which requires a broker-dealer to have at all times sufficient liquid assets to cover current indebtedness. In accordance with the Rule, the Company is required to maintain defined minimum net capital of the greater of $5,000 or 1/8 of aggregate indebtedness, as defined. At no time may the ratio of aggregate indebtedness to net capital exceed 8 to 1 during the first year of commencing business.

At December 31, 2011, the Company had net capital (deficiency), as defined, of $(26,356) which was $31,356 below its required net capital of $5,000. Aggregate indebtedness at December 31, 2011 was $26,356. The ratio of aggregate indebtedness to net capital was (1) to 1.

The Company was not in compliance with its minimum net capital requirement, as a result of a technical interpretation. Violation of the net capital rule could result in action by a regulatory authority. The Company took corrective action and on March 5, 2012, the Company made notification to the regulatory authorities regarding such violation. As of March 9, 2012, the Company's most recent computation of net capital indicates that it is in compliance with the minimum net capital rule as prescribed under Rule 15c3-1.

5. Subsequent Events

The Company has evaluated subsequent events through March 9, 2012, the date the financial statement was available for issuance.

****

The Company's Statement of Financial Condition as of December 31, 2011 is available for examination at the office of the Company and at the Regional Office of the Securities and Exchange Commission.

****

Independent Auditors' Report

To the Board of Directors
Bendigo Securities, LLC

We have audited the accompanying statement of financial condition of Bendigo Securities, LLC (the "Company") as of December 31, 2011, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Bendigo Securities, LLC as of December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.


WeiserMazars LLP

New York, NY
March 9, 2012